BlackRock Corporate High Yield Fund, Inc.
File No. 811-21318
Item No. 77D (Policies with Respect to Security Investments) – Attachment

On December 5, 2014, the Board of Directors of BlackRock Corporate High Yield Fund, Inc. (“HYT”) approved the following non-fundamental investment policy: “As a non-fundamental investment policy, the Fund may invest up to 25% of its total assets in corporate loans extended to borrowers by commercial banks or other financial institutions.”